Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

[redacted]

04035069

25 May 2004 | File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 JUN -4 A 11: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Shares repurchased between 17-20 May 2004 for cancellation.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

dlw 6/30

G

CHFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2004 JUN -4 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	200,000	900,000	800,000
Nominal value of each share	1p	1p	1p
Date(s) on which the shares were delivered to the company	17/05/04	18/05/04	19/05/04
Maximum prices paid for each share §	£1.57	£1.62	£1.63
Minimum prices paid for each share §	£1.57	£1.62	£1.63

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,072,470
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 15,365

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 21/05/04

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	1,100,000		
Nominal value of each share	1p		
Date(s) on which the shares were delivered to the company	20/05/04		
Maximum prices paid § for each share	£1.61		
Minimum prices paid § for each share	£1.61		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£1,772,470
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 8,865

Signed [signature] Designation ‡ SECRETARY Date 21/05/2004.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

For official Use (02/00)
General Section
Post room